Exhibit 99.1

Cango Inc. Reports First Quarter 2022 Unaudited Financial Results

SHANGHAI, June 9, 2022 /PRNewswire/ — Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the first quarter of 2022.

First Quarter 2022 Financial and Operational Highlights

•

Total revenues were RMB787.7 million (US$124.3 million), compared with RMB1,123.8 million in the same period of 2021. Car trading transactions revenues were RMB599.3 million (US$94.5 million), or 76.1% of total revenues in the first quarter of 2022, a 4.9% increase from RMB571.6 million in the same period of 2021.

•

Automotive financing facilitation revenues were RMB105.9 million (US$16.7 million), compared with RMB411.7 million in the same period of 2021. The amount of financing transactions the Company facilitated in the first quarter of 2022 was RMB2,637.4 million (US$416.0 million). The total outstanding balance of financing transactions the Company facilitated was RMB42,550.3 million (US$6,712.1 million) as of March 31, 2022.

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 1.76% and 0.80%, respectively, as of March 31, 2022, compared with 1.62% and 0.86%, respectively, as of December 31, 2021.

•	The number of dealers covered by the Company was 44,771 as of March 31, 2022, compared with 45,930 as of December 31, 2021.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “Since the beginning of the year, the overall market environment has been tougher than we anticipated. While the automotive industry is still in the shadow of a chip shortage, it is also facing industrial production and supply chain disruptions caused by the Covid-19 resurgence across the nation. Given policy changes and the decline in consumers’ credit level and repayment ability caused by the economic downturn, we have been proactively making strategic adjustments since last year, tightening our traditional automotive financing facilitation business, strengthening risk control measures and enhancing our collection efforts on overdue assets. At the same time, we remain focused on developing a tech-enabled car trading services platform centered around our car trading transactions business and supported by our insurance and financing businesses as multi-monetization channels.

“First quarter total revenues were RMB787.7 million, of which more than 76.1% were generated by our car trading transactions business. We are very pleased with our progress in transforming Cango into a comprehensive automotive transaction services platform, particularly our first quarter improvements to operating efficiency and capacity. In addition, as the main online traffic entrance, our B2B WeChat mini program “Cango Haoche” has been resonating well with a growing number of registered dealers and recorded increased logistics order demand and transaction volume during the quarter.

“The current round of the pandemic outbreak has lasted for more than two months, spanning the first two quarters of 2022. The corresponding prevention and control measures have had a greater impact on the Chinese economy in the second quarter, and for the automotive industry, the production decline has been huge. While the pandemic is slowly coming under control and production is gradually resuming, we believe the impact on the demand side will persist longer-term. As a result, we expect our total revenues to continue to decline sequentially in the second quarter. Amid this complex macro environment, we will continue to strengthen our risk management while further enhancing our platform capabilities to better serve and engage dealers and consumers.”

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “The economic upheaval, global chip shortage and resurgence of Covid-19 in China have brought great challenges to companies across all industries. Together with the deliberate strategic steps we have taken to adjust our traditional automotive financing facilitation business, these factors significantly impacted our top line in the first quarter. Entering the second quarter, the latest Covid surge has thrown China’s car market into disarray with factories shut down and sales plunging, and we, along with our dealers, are facing a much more difficult operating environment. Thus, we are now predicting an even higher year-over-year decline in total revenues for the second quarter. However, with our solid balance sheet and disciplined cost controls, we believe we can effectively cope with the dynamics caused by the pandemic outbreak and will closely monitor the evolving situation.”

First Quarter 2022 Financial Results

REVENUES

Total revenues in the first quarter of 2022 were RMB787.7 million (US$124.3 million) compared with RMB1,123.8 million in the same period of 2021. Revenues from car trading transactions in the first quarter of 2022 were RMB599.3 million (US$94.5 million), continuing to serve as an important revenue contributor. Revenues from automotive financing facilitation and after-market services facilitation in the first quarter of 2022 were RMB105.9 million (US$16.7 million) and RMB25.8 million (US$4.1 million), respectively.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the first quarter of 2022 were RMB976.8 million (US$154.1 million) compared with RMB964.2 million in the same period of 2021.

•

Cost of revenue in the first quarter of 2022 decreased to RMB687.0 million (US$108.4 million) from RMB769.0 million in the same period of 2021. As a percentage of total revenues, cost of revenue in the first quarter of 2022 was 87.2% compared with 68.4% in the same period of 2021. The change was primarily due to an increase in car trading transactions’ share of total revenues. Car trading transactions normally present a higher cost-revenue ratio, thus pushing up the overall ratio. For automotive financing facilitation and after-market services facilitation, cost of revenue as a percentage of relevant revenues was around 54.2% in the first quarter of 2022.

•

Sales and marketing expenses in the first quarter of 2022 were RMB53.8 million (US$8.5 million) compared with RMB57.8 million in the same period of 2021. As a percentage of total revenues, sales and marketing expenses in the first quarter of 2022 was 6.8% compared with 5.1% in the same period of 2021.

•

General and administrative expenses in the first quarter of 2022 were RMB50.9 million (US$8.0 million) compared with RMB61.4 million in the same period of 2021. As a percentage of total revenues, general and administrative expenses in the first quarter of 2022 was 6.5% compared with 5.5% in the same period of 2021.

•

Research and development expenses in the first quarter of 2022 were RMB14.5 million (US$2.3 million) compared with RMB13.6 million in the same period of 2021. As a percentage of total revenues, research and development expenses in the first quarter of 2022 was 1.8% compared with 1.2% in the same period of 2021.

•

Net loss on risk assurance liabilities in the first quarter of 2022 was RMB98.9 million (US$15.6 million) compared with RMB21.7 million in the same period of 2021. Net loss on risk assurance liabilities was mainly due to a sequential increase in the default rate since 2021.

(LOSS)/ INCOME FROM OPERATIONS

Loss from operations in the first quarter of 2022 was RMB189.1 million (US$29.8 million), compared with an income of RMB159.5 million in the same period of 2021.

NET LOSS

Net loss in the first quarter of 2022 was RMB136.2 million (US$21.5 million). Non-GAAP adjusted net loss in the first quarter of 2022 was RMB113.3 million (US$17.9 million). Non-GAAP adjusted net loss excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (ADS) in the first quarter of 2022 were both RMB0.98 (US$0.15). Non-GAAP adjusted basic and diluted net loss per ADS in the first quarter of 2022 were both RMB0.81 (US$0.13). Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

As of March 31, 2022, the Company had cash and cash equivalents of RMB2,137.0 million (US$337.1 million), compared with RMB1,434.8 million as of December 31, 2021.

As of March 31, 2022, the Company had short-term investments of RMB1,874.1 million (US$295.6 million), compared with RMB2,598.9 million as of December 31, 2021.

Business Outlook

For the second quarter of 2022, the Company expects total revenues to be between RMB250 million and RMB300 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Share Repurchase Program

Pursuant to the share repurchase program announced on August 19, 2021, the Company had repurchased 7,324,169 ADSs with cash in the aggregate amount of approximately US$26.3 million up to May 31, 2022.

Conference Call Information

The Company’s management will hold a conference call on Thursday, June 9, 2022, at 9:00 P.M. Eastern Time or Friday, June 10, 2022, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through June 16, 2022, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	2670958

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transaction, auto financing and after-market services. By working with platform participants, Cango endeavors to makes car purchase simple and enjoyable, and make itself customers’ car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income (loss), a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income (loss) enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income (loss) is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income (loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Emilie Wu

The Piacente Group, Inc.

Tel: +86 21 6039 8363

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2021	As of March 31, 2022
	RMB	RMB	US$
			6.3393
ASSETS:
Current assets:
Cash and cash equivalents	1,434,806,922	2,136,995,727	337,102,792
Restricted cash - current	61,293,114	16,762,559	2,644,229
Short-term investments	2,598,935,704	1,874,096,379	295,631,439
Accounts receivable, net	223,544,396	207,684,715	32,761,459
Finance lease receivables - current, net	1,414,164,625	1,277,406,406	201,505,909
Financing receivables, net	62,296,261	63,604,762	10,033,405
Short-term contract asset	829,940,692	757,731,542	119,529,213
Prepaid expenses and other current assets	982,948,637	607,520,476	95,834,000

Total current assets	7,607,930,351	6,941,802,566	1,095,042,446

Non-current assets:
Restricted cash - non-current	1,114,180,729	1,054,258,304	166,305,161
Goodwill	148,657,971	148,657,971	23,450,219
Property and equipment, net	19,545,933	18,922,332	2,984,925
Intangible assets	45,931,544	45,862,156	7,234,577
Long-term contract asset	495,456,805	377,472,013	59,544,747
Deferred tax assets	474,570,361	512,183,407	80,794,947
Finance lease receivables - non-current, net	1,029,262,174	813,718,806	128,360,987
Other non-current assets	11,568,164	10,726,288	1,692,030

Total non-current assets	3,339,173,681	2,981,801,277	470,367,593

TOTAL ASSETS	10,947,104,032	9,923,603,843	1,565,410,039

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	579,776,131	192,925,159	30,433,196
Long-term debts—current	938,014,362	941,471,959	148,513,552
Accrued expenses and other current liabilities	719,035,377	294,604,555	46,472,730
Risk assurance liabilities	699,022,914	697,977,218	110,103,200
Income tax payable	481,854,105	488,485,526	77,056,698

Total current liabilities	3,417,702,889	2,615,464,417	412,579,376

Non-current liabilities:
Long-term debts	486,371,672	454,389,193	71,678,134
Deferred tax liability	51,471,040	10,724,133	1,691,690
Other non-current liabilities	991,610	875,365	138,085

Total non-current liabilities	538,834,322	465,988,691	73,507,909

Total liabilities	3,956,537,211	3,081,453,108	486,087,285

Shareholders’ equity
Ordinary shares	204,260	204,260	32,221
Treasury shares	(485,263,213)	(503,654,441)	(79,449,536)
Additional paid-in capital	4,671,769,821	4,694,193,668	740,490,854
Accumulated other comprehensive income	(187,517,110)	(203,803,965)	(32,149,285)
Retained earnings	2,991,373,063	2,855,211,213	450,398,500

Total Cango Inc.’s equity	6,990,566,821	6,842,150,735	1,079,322,754

Non-controlling interests	—	—	—

Total shareholders’ equity	6,990,566,821	6,842,150,735	1,079,322,754

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,947,104,032	9,923,603,843	1,565,410,039

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended March 31
	2021	2022
	RMB	RMB	US$
Revenues	1,123,786,711	787,693,871	124,255,655
Loan facilitation income and other related income	411,690,816	105,898,643	16,705,100
Leasing income	73,127,676	50,122,051	7,906,559
After-market services income	62,529,491	25,778,706	4,066,491
Automobile trading income	571,564,881	599,301,326	94,537,461
Others	4,873,847	6,593,145	1,040,044
Operating cost and expenses:			—
Cost of revenue	769,047,549	686,981,142	108,368,612
Sales and marketing	57,843,559	53,845,201	8,493,872
General and administrative	61,390,617	50,883,876	8,026,734
Research and development	13,594,247	14,485,622	2,285,051
Net loss on risk assurance liabilities	21,738,931	98,920,883	15,604,386
Provision for credit losses	40,631,952	71,655,995	11,303,455

Total operation cost and expense	964,246,855	976,772,719	154,082,110

(Loss)/income from operations	159,539,856	(189,078,848)	(29,826,455)

Interest Income, net	6,559,451	5,347,168	843,495
Net loss on equity securities	(435,244,117)	(19,244,695)	(3,035,776)
Interest expense	(578,968)	(4,340,232)	(684,655)
Foreign exchange gain/(loss), net	203,394	(389,087)	(61,377)
Other income, net	3,607,576	34,489,377	5,440,566
Other expenses	(6,286,005)	(131,545)	(20,751)

Net loss before income taxes	(272,198,813)	(173,347,862)	(27,344,953)

Income tax expenses	(1,672,722)	37,186,012	5,865,949
Net loss	(273,871,535)	(136,161,850)	(21,479,004)

Less: Net income attributable to non-controlling interests	—	—	—

Net loss attributable to Cango Inc.’s shareholders	(273,871,535)	(136,161,850)	(21,479,004)

Earnings per ADS attributable to ordinary shareholders:
Basic	(1.84)	(0.98)	(0.15)
Diluted	(1.84)	(0.98)	(0.15)
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	149,219,445	139,230,361	139,230,361
Diluted	149,219,445	139,230,361	139,230,361
Other comprehensive income, net of tax

Foreign currency translation adjustment	10,282,265	(16,286,855)	(2,569,188)

Total comprehensive income	(263,589,270)	(152,448,705)	(24,048,192)

Total comprehensive income attributable to Cango Inc.’s shareholders	(263,589,270)	(152,448,705)	(24,048,192)

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	Three months ended March 31
	2021	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Net loss	(273,871,535)	(136,161,850)	(21,479,004)
Add: Share-based compensation expenses	19,911,165	22,854,290	3,605,176
Cost of revenue	670,674	895,440	141,252
Sales and marketing	3,516,889	4,519,816	712,983
General and administrative	14,691,823	16,339,012	2,577,417
Research and development	1,031,779	1,100,022	173,524

Non-GAAP adjusted net loss	(253,960,370)	(113,307,560)	(17,873,828)

Less: Net income attributable to non-controlling interests	—
Net loss attributable to Cango Inc.’s shareholders	(253,960,370)	(113,307,560)	(17,873,828)

Non-GAAP adjusted net loss per ADS-basic	(1.70)	(0.81)	(0.13)
Non-GAAP adjusted net loss per ADS-diluted	(1.70)	(0.81)	(0.13)
Weighted average ADS outstanding—basic	149,219,445	139,230,361	139,230,361
Weighted average ADS outstanding—diluted	149,219,445	139,230,361	139,230,361